UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For the month of July, 2012

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

On June 29, 2012, Raj K. Gupta notified FlatWorld Acquisition Corp. (the “Company”) that his legal status in the United States had changed to permanent legal resident.

The Company determined that because of the change in residency status of Mr. Gupta, the Company’s chief executive officer and member of the board of directors, a majority of the Company’s executive officers and directors are now United States citizens or residents, and that it did not meet the requirements set forth in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, to qualify as a foreign private issuer as of the last business day of its second fiscal quarter (June 30, 2012).  As a result, the Company will become subject to the U.S. securities laws and rules governing domestic issuers as of the first day of its next fiscal year, or January 1, 2013.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

July 5, 2012	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President